Canagold Drills 30.46% Antimony (Sb) and 49.10 Gold (Au) over 1.21m; Within 13.2m Averaging 3.83% Sb and 19.38 Au at New Polaris

Vancouver, British Columbia, October 1, 2026 - Canagold Resources Ltd. ("Canagold" or the "Company") (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA), announces assay results from five drill holes completed as part of its recently concluded 14-hole resource infill and expansion drilling program targeting the high-grade antimony zone at its 100%-owned New Polaris Gold Project, located in northwestern British Columbia ("BC"), approximately 100 kilometres (km) south of Atlin, BC, and 60 km northeast of Juneau, Alaska.

The drill program was designed to further define and expand the high-grade antimony mineralization identified at New Polaris, while also evaluating its potential to contribute to the Project's gold resources. Highlights of the antimony and gold mineralization intersected in the five drill holes are summarized below, with complete drill-hole results and locations provided in Table 1 and Figure 1.

Highlights

  3.83% Sb and 19.38 Au grams per tonne (g/t) Au over 13.20 meters (m) from 451.75 m down hole in hole NP26-01 including 1.21 m grading 30.46% Sb and 49.10 g/t Au.
  3.90% Sb and 14.97 g/t Au over 6.06 m from 477.44 m down hole in hole NP26-02 including 0.83 m grading 24.68 % Sb and 29.0 g/t Au.
  3.30% Sb and 15.08 g/t Au over 3.91 m from 451.19 m down hole in hole NP26-03 including 1.81 m grading 6.99% Sb 26.3 g/t Au.

"These results are highly significant for New Polaris, representing the highest Sb grades over the greatest widths encountered at the Project to date", stated Catalin Kilofliski, Canagold's CEO. "Importantly, they suggest that the scale of the Sb mineralization may be substantially larger than we originally understood. This creates an opportunity to significantly expand the high-grade Sb and gold resources and, importantly, positions Sb as having the potential to become a meaningful contributor to the overall value and economics of New Polaris."

Table 1

Drill hole	From (m)	To (m)	Interval (m)	Sb (%)	Au (g/t)
NP26-01	451.75	464.95	13.20	3.83	19.38
Including	455.00	456.21	1.21	30.46	49.10

NP26-02	477.44	483.50	6.06	3.90	14.97
Including	478.22	479.05	0.83	24.68	29.00
NP26-02	487.50	490.35	2.85	0.11	17.10
NP26-03	451.19	455.10	3.91	3.30	15.08
Including	451.19	453.00	1.81	6.99	26.3
NP26-05	488.83	493.56	4.73	1.50	5.76
Including	490.83	491.56	0.73	8.50	12.80

*The New Polaris resource is contained within an Updated Resource report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar June 30,2023.

Additional Drilling Highlights

Hole ID	Interval* (m)	Sb %	Au (gpt)	From (m)
NP26-02	2.85 m	0.10	17.1gpt	487.5 m
NP26-06B	8.22 m	0.01	16.47gpt	472.6 m

Drill Hole Details

Hole ID	UTM E NAD83	UTM N NAD83	Elev (m)	Azi (deg)	Dip (deg)	Depth (m)
NP26-01	579330	6507077	30	90.68	-83.18	479
NP26-02	579330	6507077	30	101.23	-83.73	515
NP26-03	579322	6507110	32	103.19	-83.7	480
NP26-05	579330	6507077	30	111.48	-78.04	516
NP26-06B	579330	6507077	30	79.71	-86.25	522

Drill intercepts shown are core length as insufficient drilling and modelling has taken place to determine the true dip and strike orientation of the veins being intercepted.

Figure 1

The drilling program has been completed with 7,277m being drilled in 14 holes. The drilling has intersected multiple zones of mineralization in this area.

Drill Core Sampling and Quality Assurance - Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

Diamond drill core samples were prepared at MSA Labs' Preparation Laboratory in Terrace, BC and assayed at MSA Labs' Geochemical Laboratory in Langley, BC. Analytical accuracy and precision are monitored by the submission of blanks, certified standards and duplicate samples inserted at regular intervals into the sample stream by Canagold personnel. MSA Laboratories quality system complies with the requirements for the International Standards ISO 17025 and ISO 9001. MSA Lab is independent of the Company.

Qualified Person

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Garry Biles, P.Eng, President & COO is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting activities on its projects.

About Canagold

Canagold Resources Ltd. is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages. Additionally, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer. With a team of technical experts, the Company is poised to unlock substantial value for its shareholders.

"Catalin Kilofliski"

Catalin Kilofliski

Chief Executive Officer

For further information, please contact:

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD

Catalin@canagoldresources.com

Tel: (604) 685-9700

Website: www.canagoldresources.com

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